Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Predecessor Entity			Successor Entity
	Year ended December 31,		January 1 to January 31, 2008	February 1 - December 31, 2008	For the Year Ended December 31, 2009	For the Year Ended December 31, 2010	For the Nine Months Ended September 30, 2010	For the Nine Months Ended September 30, 2011
	2006	2007
Earnings:
Loss from continuing operations before income taxes	$(349,864)	$(176,932)	$(322,337)	$(995,960)	$(770,662)	$(534,147)	$(447,612)	$(481,281)
Fixed charges	778,789	1,074,090	86,659	1,369,513	1,450,845	1,485,094	1,110,054	1,092,021
Income (loss) from equity investees	32,410	7,237	(15)	17,127	(27,850)	(1,764)	(1,637)	24,658
Amortization of capitalized interest	33,069	25,605	2,493	27,361	39,724	33,950	24,973	26,860
Interest Capitalized	(28,653)	(56,860)	(4,745)	(60,943)	(78,836)	(99,366)	(69,782)	(95,101)

Total adjustments	815,615	1,050,072	84,392	1,353,058	1,383,883	1,417,914	1,063,608	1,048,438

Earnings adjusted for fixed charges	$465,751	$873,140	$(237,945)	$357,098	$613,221	$883,767	$615,996	$567,157

Fixed charges:
Interest expensed and capitalized, including amortization of expenses related to indebtedness	773,771	$1,068,225	$86,193	$1,363,361	$1,445,113	$1,479,902	$1,105,987	$1,088,614
Portion of rent expense representative of interest (1)	5,018	5,865	466	6,152	5,732	5,192	4,067	3,407

Total fixed charges	$778,789	$1,074,090	$86,659	$1,369,513	$1,450,845	$1,485,094	$1,110,054	$1,092,021

Ratio of earnings to fixed charges (2)	—	—	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	313,038	200,950	324,604	1,012,415	837,624	601,327	494,058	524,864

Notes:
(1) -	One third of rent expense is deemed to be representative of interest.
(2) -	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) from continuing operations before income taxes less capitalized interest, plus amortization of capitalized interest and fixed charges. Fixed charges include interest expense (including amortization of debt issuance costs), capitalized interest and the portion of operating rental expense that our management believes is representative of the interest component of rent expense. The ratio of earnings to fixed charges is not presented for the periods in which earnings were inadequate to cover fixed charges. See the Deficiency of earnings available to cover fixed charges line above for the amount of the deficiency. The ratio of earnings to fixed charges excludes the impact of Refinancings.